EXHIBIT 99.4

BIRKS GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(In thousands)

	26 weeks ended September 27, 2025	26 weeks ended September 28, 2024
Net (loss) income	$(2,558)	$(3,081)
Other comprehensive (loss) income:
Foreign currency translation adjustments (1)	34	4

Total comprehensive (loss) income	$(2,524)	$(3,077)

(1)	Item that may be reclassified to the Statement of Operations in future periods.

See accompanying notes to Unaudited Condensed Consolidated Financial Statements.

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